Exhibit 99.1

No. 37/08

IAMGOLD CORPORATE UPDATE

Toronto, Ontario, September 29, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an update on recent progress focused on optimizing operational performance, cost reduction initiatives and exploration and project development acceleration.

Project Development

Westwood, Canada

The capital expenditure program for the 3.5 million ounce Westwood project has been advanced from $15.6 million by $22.5 million to $38.1 million for 2008, reflecting the acceleration of the project towards commercial production. The increase in capital expenditure is not due to capital inflation and includes the commencement of shaft development. A raise boring machine is currently active on-site and will complete a 2.4 metre diameter raise to a depth of 865 metres by Q2 2009. Once complete, the sinking of the final 5.5 metre diameter exploration shaft will begin. Major components of the $22.5 million budget advancement include an $11.6 million deposit payment on two new and one used hoist, $4.9 million for site preparation and head frame foundation and $4.4 million for the raise boring contract and ramp development for Warrenmac. Necessary regulatory approvals for the development activities are in place.

With nine drill rigs currently on site, the geologic understanding of the deposit and mineralization continuity has increased substantially. Engineering is proceeding on all fronts including mining, metallurgy, and infrastructure design. The results of a revised scoping study will be released early in the Q4 2008.

Camp Caiman

During February of this year, a moratorium was declared on all mining and exploration activity in French Guiana. The operating permits for IAMGOLD’s advanced stage development project Camp Caiman were rejected as part of this proclamation despite the Government’s acknowledgement that the project met all technical, legal and environmental requirements established at that time. Government officials have indicated that the moratorium will be lifted and the new mining permits may be granted at the end of 2008 once a regional bio-diversity assessment is complete. As the Camp Caiman project is unique in terms of the French Government’s specific rejection, the Company has proposed alternative development plans, which further significantly reduce the amount of disturbances near the site of mineral deposit. In addition the Company has progressed its consultation with key environmental groups and government officials to endeavor to fit the alternative mine development plans within the new mining framework. To date, our discussions have been positive and are creating a solid foundation for good working relationships for future exploration and development activities. The new framework is being developed through consultation with all stakeholders and the Company made its initial submission as requested in July 2008. Based on the feedback of the conditions outlined in the final framework, the Company may elect to proceed with a revised technical and environmental review.

Exploration

Buckreef, Tanzania

The Company has pursued an aggressive exploration campaign at Buckreef during 2008 and is advancing its technical and economic evaluations. In addition to geotechnical work on the known resources and hydrogeology studies on the Buckreef resource, a 2,329 metre diamond-drilling program was carried out to augment structural studies and validate earlier reverse circulation drilling. Additionally, more than 10,000 metres of reverse circulation drilling has been carried out year-to-date, resulting in a 5% increase in the gold resources with the discovery of the Minzwel zone.  This increase brought the total Measured and Indicated Resources to 1 million ounces gold at an average grade of 2.0 grams per tonne gold. In an effort to realize the full potential of the Buckreef project, eight early-stage exploration targets located in the eastern and western sectors of the property received first pass reconnaissance aircore drilling totaling 22,953 metres since the start of the 2008 program. Results to date have been varied although some results are pending, including those from a priority target that was only recently available to drilling due to seasonal rains. Follow-up drilling is in progress and additional targets identified from a geophysical gravity survey are expected to yield additional targets.

Boto, Senegal

The Boto Project is a significant new gold mineralized trend in eastern Senegal identified earlier this year by IAMGOLD and has become the focus of exploration work by the Company in West Africa. Work is currently in progress on the Guemedji Trend, a six kilometre long mineralized corridor, and to define drill targets on three distinct zones within that trend: Boto 2, Boto 4, and Boto 6.  A 33-line kilometre High Resolution I.P.-Resistivity geophysical survey (HIRIP survey) was 60% complete prior to being temporarily interrupted by the annual rainy season.  The survey is scheduled to restart by early October. Preliminary data for sixteen lines completed prior to the stoppage indicate numerous chargeability anomalies that can be correlated with mineralization and hydrothermal alteration. Planned work includes completion of the HIRIP survey, acquisition of high resolution aeromagnetic data and diamond drilling of identified targets. A minimum 5,000 metre diamond drill program is planned and tentatively scheduled to start in November and extend into 2009. Regional geochemical coverage over the 227 square kilometre Boto concession has been completed and incorporates soil sampling and termite mound sampling. The termite mound sampling data clearly shows a series of NNW-trending mineralized trends that highlight the Guemedji, Koulou and Lelou Trends. Thick “duricrust” covers important parts of the project area and serves to mask the geochemical response of the termite mound sampling. The

Company is examining the opportunity to advance exploration in these “blind” areas with aircore drilling in conjunction with the planned diamond drilling campaign.

Other Initiatives

Sleeping Giant Transaction

As a result of IAMGOLD’s aggressive cost reduction and production initiatives the Company has accelerated the timetable for the sale of Sleeping Giant mine from the previous agreed date of April 1, 2009 to October 31, 2008. On September 22, 2008, the Company amended the terms of the sale of Sleeping Giant to Cadiscor Resources Inc. (“Cadiscor”) to reflect capital market conditions. Under the original agreement, Cadiscor was to pay IAMGOLD $5 million in cash or shares of Cadiscor on closing, however, under the amended agreement, Cadiscor will pay IAMGOLD $1.5 million in shares and a three year $3.5 million convertible debenture.

Progress on Operating Initiatives

Previously announced production and cost savings initiatives underway at a number of IAMGOLD operations are progressing well.

At the Mupane mine in Botswana, the owner mining fleet that was transferred from the Camp Caiman project announced previously, has now arrived and has begun work in replacement of a mining contractor.  A large majority of the operators for the new equipment and supervisors were hired locally, already having good experience with the previous mining contractor.  Consequently, the mine has been able to commence mining at a fully productive level with minimal retraining required.  Savings of at least $40/oz  are estimated as a result of this new operating mode.

At the Yatela mine in Mali, a new contractor – AMS – has taken over the mine operations since July 2008.  This change of contractor has gone smoothly, with AMS ramping up rapidly full capacity again with the new organization assimilating many operators from the previous contractor. The new structure is expected to yield savings of at least $40/oz compared to the previous contract mining arrangement.

At the Niobec mine in Quebec, the previously announced pilot plant work to test the operability and performance of a Kelsey Jig unit to improve niobium recovery is going well.  Results generally confirm the laboratory scale results obtained previously.  The pilot plant test is scheduled to complete in Q4, after which an evaluation will be made on the economics of installing a full scale unit in future to realize a potential recovery improvement of over 2%.  As well at Niobec, detailed engineering is underway on design of the paste backfill facility previously announced and projected to nearly double the ore reserves at the mine.

ABOUT IAMGOLD

IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency” policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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